AVINO SILVER & GOLD MINES LTD.
BRALORNE-PIONEER GOLD MINES LTD.
Suite 400 — 455 Granville Street
Vancouver, BC V6C 1T1
ph: (604) 682-3701
fax: (604) 682-3600

JOINT NEWS RELEASE

The above Companies jointly announce that Avino Silver & Gold Mines Ltd. (“Avino”) has assigned its 50% undivided interest in the Bralorne-Pioneer Mine Property, located near Goldbridge, B.C., to Bralorne-Pioneer Gold Mines Ltd. (“BPN”) for indemnity and
BPN’s assumption of all liability in connection therewith.

BPN now holds a 100% undivided interest in the Bralorne-Pioneer Mine Property, and has effectively assumed all liability to creditors under the 1995 Mortgage Bonds in the principal sum of approximately US$2.0 million, who hold a fixed and specific mortgage against the property, maturing on October 25, 2002.

DATED at Vancouver, British Columbia, this 18th day of September, 2002.

ON BEHALF OF AVINO SILVER & GOLD MINES LTD AND BRALORNE-PIONEER GOLD MINES LTD.

“Louis Wolfin”

Louis Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.